UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42573

Waton Financial Limited

Suites 3605-06, 36th Floor
Tower 6, The Gateway
Harbour City, Tsim Sha Tsui
Kowloon, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into Material Agreements

Preferred Share Purchase Agreement

On November 19, 2025, Waton AI Genius Holding Limited (“Waton AI”), a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of Waton Financial Limited (the “Company”), entered into a Preferred Share Purchase Agreement (the “SPA”) with PandaAI Quantum Holdings Limited, an exempted company incorporated in the Cayman Islands (the “Invested Company”), pursuant to which the Invested Company agreed to issue and sell to Waton AI a convertible promissory note in the principal amount of US$2,822,626 (the “Note”), convertible into founding partner preferred shares of the Invested Company, par value US$0.0001 per share, as calculated in accordance with provisions of the SPA (the “Preferred Shares”). The other parties to the SPA include (i) LI Yuqi and LIU Bingjun, as founders (collectively, the “PD Founders”), (ii) Chongqing Liangyun Zhijing Information Technology Co., Ltd., Zhongyan Nanfang Financial Technology (Qingdao) Co., Ltd., Liangjing Zhilian (Chongqing) Education Consulting Co., Ltd., each a limited liability company organized and existing under the Laws of the PRC (collectively, the “Domestic Group Companies”), and (iii) LBB Link Pte. Ltd., a company duly incorporated and validly existing under the Laws of British Virgin Islands (the “PD Founder Holdco”).

The purpose of the transaction is to establish the Invested Company as a vehicle for business cooperation between the PD Founders and Waton AI in the field of AI-powered quantitative trading. As of the date of this report, the Note closing has been consummated. The principal amount of US$2,822,626 has been paid by Waton AI.

Following the satisfaction of applicable conversion trigger conditions set forth in the SPA, Waton AI has converted the outstanding principal amount of the Note into 7,500,000 Preferred Shares at a conversion price of US$0.376350156 per share on April 16, 2026.

The foregoing description of the SPA and the Note does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA, including the form of the Note exhibited therein, which is filed as Exhibit 10.1 to this Report on Form 6-K and incorporated herein by reference.

Finder’s Services Agreement

On April 19, 2026, the Company entered into a Finder’s Services Agreement (the “Finder’s Agreement”) with OCASIA Group Holdings Ltd (the “Finder”), a company incorporated under the laws of the Republic of the Marshall Islands. The other party to the Finder’s Agreement is Love & Health Limited (the “SPAC”), a Cayman Islands special purpose acquisition company and a wholly-owned subsidiary of the Company.

Pursuant to the Finder’s Agreement, the Finder agreed to use reasonable efforts to assist the SPAC in identifying and facilitating introductions to one or more potential operating businesses suitable for a business combination (the “Business Combination”).

If the SPAC consummates a Business Combination with a target introduced by the Finder, the Company will pay the Finder a success fee equal to 1% of the pre-money valuation of the target at closing if such valuation exceeds US$400 million, or an appropriate rate negotiated in good faith if the valuation is below US$400 million. In addition, within 30 days of execution of the Finder’s Agreement, the Company agreed to pay the Finder an upfront cash payment of US$1,200,000, to be credited against any success fee ultimately payable. The remaining balance of any success fee is payable at closing of the Business Combination, at the Finder’s election, in restricted stock units issued under the Company’s 2024 global equity incentive plan, cash, or another form mutually agreed upon in writing.

A twelve-month tail period applies following any termination of the Finder’s Agreement or after the date of any introduction made thereunder, during which period the success fee provisions remain in effect with respect to any Business Combination with an introduced target.

The foregoing description of the Finder’s Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Finder’s Agreement, which is filed as Exhibit 10.2 to this Report on Form 6-K and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waton Financial Limited

Date: April 21, 2026	By:	/s/ WEN Huaxin
	Name:	WEN Huaxin
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	The Preferred Share Purchase Agreement
10.2	Finder’s Services Agreement